Mail Stop 4561

December 16, 2009

Mr. Douglas Valenti
Chief Executive Officer and Chairman
QuinStreet, Inc.
1051 East Hillsdale Blvd., Suite 800
Foster City, CA 94404

> Re: **QuinStreet, Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 19, 2009**
> **File No. 333-163228**

Dear Mr. Valenti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms for additional guidance.

3.   You have omitted some of the exhibits. We will review those exhibits as you submit them, but you should provide us with a reasonable amount of time for review.

Outside Front Cover Page of the Prospectus

4.   Please delete the two references to your financial advisor from the outside front cover page of the prospectus. The meaning and significance of this reference to investors is unclear and an explanation would not be permissible under Rule 421(d), as it would involve unnecessary details that are not key to an investment decision. Please also explain why you have included fees payable to your financial advisor under the column setting forth underwriting discounts and commissions, given that your financial advisor is not underwriting your offering.

Prospectus Summary, page 1

5.   Please provide supplemental, qualitative and/or qualitative support for the assertion that you are a leader in vertical marketing and media on the Internet.

6.   The meaning of the terms "vertical marketing" and "industry verticals" is unclear. Please revise your summary to clarify this disclosure. See Rule 421(d) of Regulation C.

7.   With respect to every third-party statement in your prospectus -- such as the market data by Forrester Research and the Direct Marketing Association on page 1 -- please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

8.   Your Overview appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or

other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your "Overview" to address, for instance, economic or industry-wide factors relevant to the company; and the material operational risks and challenges facing you and how management is dealing with these issues. Refer to Section III.A of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

9.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

10.   When you disclose your estimated IPO price, please discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined at each valuation date. In this regard, you should update the discussion on page 43 to continue to describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed, that explain the changes in the fair value of your common stock up to the effective date of the registration statement.

11.   We note from your disclosure that your board of directors performed contemporaneous valuations at each grant date with input from management. For each of these valuations, tell us whether you also obtained contemporaneous valuations performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," to assist in determining the fair value of your common stock at each grant date.

12.   We note that in November 2009 you reassessed the value of your common stock for options granted on August 7, 2009 and October 6, 2009. We also note in your disclosure on page 43 that as a result of your reassessment you will recognize stock compensation expense accordingly as it relates to the October 6, 2009 stock option grants. Clarify whether you recognized additional stock compensation expense related to the options granted on August 7, 2009 as a result of the reassessment.

13.   We note you issued options in October and November 2009. Please revise your disclosure to include the expected impact the additional option grants will have on your financial statements through the end of fiscal 2010. Additionally, continue

to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

14.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Results of Operations, page 45

15.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 46 addressing the increase in gross margin. Please note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

16.   Your revenues appear to be significantly impacted by the total number of paid leads and clicks that are generated on your websites or on third-party websites. Tell us whether you consider the number of leads and clicks generated to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release No. 33-8350. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

Liquidity and Capital Resources

Net Cash Provided by or Used in Operating Activities, page 50

17.   We note that you provide no substantive discussion of cash flows from operating activities. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly. See Section IV.B.1 of SEC Release No. 33-8350.

Executive Compensation

Base Salaries, page 74

18.   Please disclose how your compensation committee determined that increases of 5% to your named executive officers' base salaries were appropriate for fiscal years 2009 and 2010. Please also disclose the specific percentage increases for each of your named executive officers.

Performance-Based Cash Bonuses, page 75

19.   Please disclose the "strategic objectives" against which your CEO's performance was measured.

20.   Please disclose the specific percentages of Adjusted EBITDA over the margin target which you allocated to each named executive officer in connection with your 2009 Incremental Bonus Plan.

21.   Please disclose how you calculate Adjusted EBITDA from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 90

22.   We note the preferred publisher agreement with Remilon. Please disclose the name of Mr. Cheli's brother-in-law, his specific ownership interest in Remilon, and the approximate dollar value of the amount of his interest in the transaction, computed without regard to the amount of profit or loss, or advise us as to why you think you are not required to do so. Please also disclose whether the transaction was on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third-party. See Item 404(a) of Regulation S-K.

Principal Stockholders, page 93

23.   We note footnote (1) to your beneficial ownership table. Please disclose the person or persons with whom Mr. Valenti shares beneficial ownership interest of the shares held by the Valenti Living Trust. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (415) 693-2222
        Jodie Bourdet, Esq.
        David Peinsipp, Esq.
        Cooley Godward Kronish LLP